Chanson International Holding

January 27, 2022

Via Edgar

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Chanson International Holding
Amendment No. 3 to Registration Statement on Form F-1
Filed September 20, 2021
File No. 333-254909

Dear Mr. Ingram:

This letter is in response to the letter dated October 4, 2021 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Chanson International Holding (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (“Amended Registration Statement No. 4”) is being filed to accompany this letter.

Prospectus Cover Page, page i

1. We note your revisions in response to prior comment 3. Please refrain from using terms such as “we,” “us,” “our Company” or the “Company” when describing activities or functions of a VIE or your subsidiaries. In this regard, we note the definitions included in the third-to-last bullet point on page ii.

In response to the Staff’s comments, we revised our disclosure on page ii and throughout Amended Registration Statement No. 4.

Asset Transfers Between Our Company, Our Subsidiaries, and the VIEs, page 10

2. We note your revisions in response to prior comment 7. Please revise to clarify how the disclosed transfers occurred, such as a dividend, distribution or other type of contribution.

In response to the Staff’s comments, we revised our disclosure on page 13 of Amended Registration Statement No. 4 to clarify how the disclosed transfers occurred.

3. We note your response to prior comment 8 and the condensed consolidating schedules you provided on page 13. It is not clear to us why the balance of Investments in subsidiaries and VIEs, included in the Chanson International column of the balance sheet disclosures as of 12/31/19, is not equal to consolidated equity as of 12/31/19, consistent with the balance sheet disclosures as of 12/31/20 and the disclosure in the notes to your financial statements on page F-23. Please clarify or revise.

In response to the Staff’s comments, we revised our disclosure on page 16 of Amended Registration Statement No. 4.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Cheng Chen
Name:	Cheng Chen
Title:	Chief Executive Officer and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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